UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated April 29, 2024, announcing the results of the Company’s 2024 Annual General Meeting of Shareholders.

Attached hereto as Exhibit 99.2 is a press release of the Company, dated April 30, 2024, announcing the election of Ola Lorenzton as the new Chairman of the Board of Directors of the Company.

The information contained in Exhibit 99.1 and the information contained in Exhibit 99.2, excluding the commentary of Ola Lorenzton, attached to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022,  the Company's Registration Statement on Form F-3 (File No. 333-259962) with an effective date of October 14, 2021 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: May 2, 2024